SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

GameStop Corp.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

36 467W 10 9
(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York  10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36 467W 10 9	13D	Page 2 of 6

1		NAMES OF REPORTING PERSONS LEONARD RIGGIO
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,069,097
	8	SHARED VOTING POWER 965,972
	9	SOLE DISPOSITIVE POWER 5,056,577
	10	SHARED DISPOSITIVE POWER 965,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,035,069
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36 467W 10 9	13D	Page 3 of 6

Item 1.  Security and Issuer.

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leonard Riggio (the “Reporting Person”), and is being filed to amend and supplement the Items specified below in the Reporting Person’s Schedule 13D with respect to the Class A Common Stock, par value $.001 per share (“Class A Common Stock”), of GameStop Corp., a Delaware corporation (“GameStop”), with its principal executive offices at 625 Westport Parkway, Grapevine, Texas 76051.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 5 amends and supplements only information that has materially changed since the October 12, 2005 filing by the Reporting Person of the Schedule 13D, the April 17, 2006 filing by the Reporting Person of Amendment No. 1 to the Schedule 13D, the May 7, 2007 filing by the Reporting Person of Amendment No. 2 to the Schedule 13D, the October 31, 2007 filing by the Reporting Person of Amendment No. 3 to the Schedule 13D and the October 9, 2009 filing by the Reporting Person of Amendment No. 4 to the Schedule 13D (collectively, the “Schedule 13D”).

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

This Amendment No. 5 relates to the exercise of options to purchase Class A Common Stock and the concurrent sale of such stock in open market transactions on the New York Stock Exchange as set forth below:

            (i)  On October 13, 2010, the Reporting Person exercised options to purchase 453,712 shares of Class A Common Stock at a per share exercise price of $2.2527, which options expire June 10, 2011, and sold the resulting Class A Common Stock in multiple transactions at prices ranging from $19.50 to $19.86 per share, resulting in a weighted average sale price per share of $19.5911.

            (ii)  On October 14, 2010, the Reporting Person exercised options to purchase 500,000 shares of Class A Common Stock at a per share exercise price of $2.2527, which options expire June 10, 2011, and sold the resulting Class A Common Stock in multiple transactions at prices ranging from $18.70 to $19.40 per share, resulting in a weighted average sale price per share of $18.8317.

CUSIP No. 36 467W 10 9	13D	Page 4 of 6

            (iii)  On October 15, 2010, the Reporting Person exercised options to purchase 1,546,288 shares of Class A Common Stock at a per share exercise price of $2.2527, which options expire June 10, 2011, and sold the resulting Class A Common Stock in multiple transactions at prices ranging from $18.20 to $18.86 per share, resulting in a weighted average sale price per share of $18.3415.

The Reporting Person undertakes to provide to GameStop, any security holder of GameStop, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

The Reporting Person intends to exercise his remaining options to purchase 1,000,000 shares of Class A Common Stock, which options expire on June 10, 2011, prior to the June 10, 2011 expiration date, and he may sell the resulting shares in open market transactions.  Other than as indicated, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b)  The Reporting Person is the beneficial owner of 6,035,069 shares of Class A Common Stock, or 4.0%, of the Class A Common Stock issued and outstanding as of August 25, 2010.  The Reporting Person is the direct beneficial owner of 5,069,097 shares of Class A Common Stock, consisting of (i) 4,021,097 shares of Class A Common Stock, (ii) 1,000,000 shares which are issuable upon the exercise of options which have a per share exercise price of $2.2527, have been exercisable since October 8, 2005 and expire on June 10, 2011, (iii) 48,000 shares which are issuable upon the exercise of options which have a per share exercise price of $17.94, became exercisable in equal installments on September 8, 2006, September 8, 2007 and September 8, 2008 and expire on September 7, 2015, and (iv) 12,520 shares of which are restricted shares.  The Reporting Person has the sole voting power with respect to all of such shares and the sole dispositive power with respect to all of such shares other than the restricted shares, which may not be disposed of until they vest.

As co-trustee of The Riggio Foundation, a charitable trust, the Reporting Person is the indirect beneficial owner of 965,972 shares of Class A Common Stock owned by The Riggio Foundation.  The Reporting Person shares voting and dispositive power with respect to such shares with his wife, Louise Riggio, who is the other co-trustee of The Riggio Foundation.  The Reporting Person is also the beneficiary of 605,424 shares of Class A Common Stock held in a rabbi trust established by Barnes & Noble, Inc. (“Barnes & Noble”) for the benefit of the Reporting Person pursuant to a deferred compensation arrangement.  Under the arrangement, Mr. Riggio is entitled to the 605,424 shares of Class A Common Stock within 30 days following the earliest of (i) his death; (ii) a sale of all or substantially all of the assets of Barnes & Noble; or (iii) the sale of a “controlling interest” in Barnes & Noble (defined as 40% or more of Barnes & Noble’s outstanding common stock).  The Reporting Person has no voting or dispositive power with respect to such shares and such shares are not included in the shares reported herein as beneficially owned by the Reporting Person.

CUSIP No. 36 467W 10 9	13D	Page 5 of 6

(c)        The matters set forth in Item 4 above are incorporated in this Item 5(c) by reference as if fully set forth herein.  In addition, The Riggio Foundation (i) sold 150,000 shares in multiple open market transactions on the New York Stock Exchange on October 5, 2010 at prices ranging from $20.05 to $20.58 per share, for a weighted average sale price per share of $20.3851, and (ii) sold 100,000 shares in multiple open market transactions on the New York Stock Exchange on October 6, 2010 at prices ranging from $20.08 to $20.35 per share, for a weighted average sale price per share of $20.1712.  (The Reporting Person undertakes to provide to GameStop, any security holder of GameStop, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the preceding sentence.)  Other than as described herein, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d)        Not applicable.

(e)        On October 14, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

            The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 36 467W 10 9	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Leonard Riggio
Leonard Riggio

Dated:   October 18, 2010